# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FIRST TRUST EXCHANGE-TRADED FUND VIII, CIK 0001667919
CUSIP: 33740F375
Title of class of securities: Exchange Traded Product
Address of issuer's principal executive offices: 120 East Liberty Drive, Suite 400, Wheaton, Illinois (IL), 60187
Date of event which requires filing of this statement: 03/31/2025
Amends the filing with accession number 0001085146-24-006038
Filed by CIK 0001743404

## Reporting persons
- FOUNDATIONS INVESTMENT ADVISORS, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Arizona (AZ); sole voting power 0; shared voting power 0; sole dispositive power 784,677; shared dispositive power 0; aggregate amount beneficially owned 784,677 (35.7% of the class)

## Item 1. Issuer
Name of issuer: FIRST TRUST EXCHANGE-TRADED FUND VIII
Address of issuer's principal executive offices:
120 East Liberty Drive
Suite 400
Wheaton, ILLINOIS
60187

## Item 2. Person Filing
Name of person filing: FOUNDATIONS INVESTMENT ADVISORS, LLC
Address of principal business office or, if none, residence:
4050 E. COTTON CENTER BLVD.
SUITE 40
PHOENIX, Arizona
85040
Citizenship: FOUNDATIONS INVESTMENT ADVISORS, LLC - ARIZONA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 784,677
Percent of class: 35.7
Sole power to vote or to direct the vote: FOUNDATIONS INVESTMENT ADVISORS, LLC - 0
Shared power to vote or to direct the vote: FOUNDATIONS INVESTMENT ADVISORS, LLC - 0
Sole power to dispose or to direct the disposition: FOUNDATIONS INVESTMENT ADVISORS, LLC - 784,677
Shared power to dispose or to direct the disposition: FOUNDATIONS INVESTMENT ADVISORS, LLC - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- FOUNDATIONS INVESTMENT ADVISORS, LLC: /s/Marc Pugsley, CCO (04/29/2025)